UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Griffon Corporation

(Name of Issuer)

Common Stock, par value $0.25 per share

(Title of Class of Securities)

398433102

(CUSIP Number)

Ronald J. Kramer

712 Fifth Avenue, 18th Floor

New York, New York 10019

Copy to:

Martin Nussbaum

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 398433102
1.	Names of Reporting Person Ronald J. Kramer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) [OO]
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,667,448* shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 2,037,564 shares
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,667,448** shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 7.9%***
14.	Type of Reporting Person (See Instructions) IN

*	This includes 1,884 shares of the common stock, par value $0.25 per share (“Common Stock”), of Griffon Corporation, a Delaware corporation (the “Issuer”), allocated to Mr. Kramer’s account under the Griffon Corporation Employee Stock Ownership Plan (“ESOP”). The ESOP trustee will vote these shares in accordance with Mr. Kramer’s voting instructions, subject to the ESOP trustee’s fiduciary duties under ERISA. In addition, the ESOP trustee votes both (i) the shares of Common Stock in the ESOP allocated to participants for which voting instructions are not received, as well as (ii) the unallocated shares of Common Stock in the ESOP, in the same manner and proportion as those allocated shares with respect to which votes are timely cast by all participants in the ESOP; accordingly, Mr. Kramer may be deemed to have voting control over a portion of the shares referred to in clauses (i) and (ii) above. However, the number of these shares over which Mr. Kramer is deemed to have voting control depends at any time not only on the amount of unallocated shares in the ESOP, but also on the portion of allocated shares with respect to which timely voting instructions are provided; therefore, it is not possible to provide a meaningful estimate of this amount.

**	This does not include 40,298 shares of Common Stock owned by Mr. Kramer’s wife and children. Mr. Kramer has disclaimed beneficial ownership of such shares of Common Stock.

***	Percentage of class calculation is based on 46,790,845 shares of Common Stock outstanding as of December 20, 2018.

This Amendment No. 2 supplements and amends certain information in the Schedule 13D filed on February 10, 2014, as amended by Amendment No 1. filed on February 2, 2017, on behalf of Ronald J. Kramer (the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c) Mr. Kramer is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. The Issuer is a diversified management and holding company that conducts business through wholly-owned subsidiaries.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Kramer acquired the Common Stock he beneficially owns through (i) the purchase of shares of Common Stock from the Issuer, (ii) open market purchases, (iii) grants of restricted shares and (iv) shares allocated to his account under the ESOP.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On each of December 20, 2017 and December 20, 2018, Mr. Kramer received an award of 396,000 shares of restricted Common Stock (for an aggregate total of 792,000 shares) pursuant to the Issuer’s 2016 Equity Incentive Plan (the “Plan”) as compensation for his services as Chief Executive Officer of the Issuer, the vesting of which is subject to the achievement of certain absolute and relative performance conditions relating to the price of the Issuer’s Common Stock. The terms of each of these awards also restrict Mr. Kramer from transferring the shares for a two year period following vesting. Mr. Kramer acquired the Common Stock he beneficially owns for investment purposes. Mr. Kramer does not currently have any plans or proposals (other than those he may have from time to time in his role as an officer of the Issuer) that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Mr. Kramer beneficially owns 3,667,448 shares of Common Stock of the Issuer. The shares of Common Stock owned by Mr. Kramer equal approximately 7.9% of the Issuer’s outstanding shares of Common Stock, based on 46,790,845 shares outstanding as of December 20, 2018.

(b) Mr. Kramer has sole voting power over the 3,667,448 shares of Common Stock beneficially owned by him (which includes 1,628,000 shares of restricted Common Stock with respect to which Mr. Kramer does not have dispositive power), and has sole dispositive power over 2,037,564 of such shares.

(c) Mr. Kramer effected the following transactions with respect to the Common Stock of the Issuer within the past sixty (60) days:

From November 16, 2018 through November 29, 2018, Mr. Kramer purchased an aggregate of 59,997 shares of Common Stock in a series of open market transactions, as set forth in greater detail on Annex I.

On December 7, 2018, Mr. Kramer donated 25,000 shares of Common Stock to a charitable organization.

On December 20, 2018, Mr. Kramer received an award of 396,000 shares of restricted Common Stock pursuant to the Plan as compensation for his services as Chief Executive Officer of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Kramer is party to certain Award Agreements for Restricted Share Awards with the Issuer (each such agreement, an “Award Agreement”) with respect to the 1,628,000 shares of restricted Common Stock owned beneficially by Mr. Kramer. These shares of restricted Common Stock were awarded to Mr. Kramer as compensation for his services as Chief Executive Officer of the Issuer. Each Award Agreement is in substantially the same form as the Form of Award Agreement for Restricted Share Award filed as Exhibit 99.2 to the Current Report on Form 8-K dated February 9, 2011. Subject to Mr. Kramer’s continued employment, these restricted shares will vest on the dates set forth in each Award Agreement, conditioned, however, on the achievement of certain performance criteria relating to the absolute and relative performance of the price of the Issuer’s Common Stock (provided, however, that with respect to 298,667 of these restricted shares, the applicable performance criteria has been achieved). The terms of each of these Award Agreements also restrict Mr. Kramer from transferring the shares for a two year period following vesting.

Mr. Kramer was also party to an award agreement under which he was awarded an option to purchase 350,000 shares of Common Stock at an exercise price of $20.00 per share, which expired on October 1, 2018.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ RONALD J. KRAMER
Ronald J. Kramer

Dated: December 21, 2018

Annex I

Open Market Purchases

Date	Number of Shares	Weighted Average Price Per Share	Purchase Price Range[1]
November 16, 2018	19,997	$12.20	$11.97 to $12.43
November 19, 2018	10,000	$11.97	$11.69 to $12.52
November 21, 2018	5,000	$12.72	$12.59 to $12.84
November 23, 2018	5,000	$11.86	$11.72 to $11.92
November 26, 2018	5,000	$12.12	$12.00 to $12.22
November 27, 2018	5,000	$11.96	$11.83 to $12.03
November 28, 2018	5,000	$12.41	$11.90 to $12.58
November 29, 2018	5,000	$12.24	$12.10 to $12.47

[1]	The price reported in the prior column is a weighted average price. Mr. Kramer undertakes to provide the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each price within the range set forth in this column.